UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2013

PEARSON plc
(Exact name of registrant as specified in its charter)

N/A

(Translation of registrant's name into English)

80 Strand
London, England WC2R 0RL
 44-20-7010-2000
(Address of principal executive office)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X                                                Form 40-F

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes                                              No X

Press release
3 December 2013

PEARSON ACQUIRES GRUPO MULTI: BECOMES THE MARKET LEADER IN ADULT ENGLISH LANGUAGE TRAINING IN BRAZIL

Pearson, the world's leading learning company, has agreed to acquire 100% of Grupo Multi, the leading adult English Language Training company in Brazil. Pearson will acquire Grupo Multi from the Martins family, the company's 78% majority shareholders, and the investment firm Kinea for approximately £440m (R$1.7bn) in cash and the assumption of £65m (R$0.25bn) of debt.

Grupo Multi is the largest provider of private language schools in Brazil serving over 800,000 students across more than 2,600 franchised schools. It primarily delivers English language courses through a range of school brands including Wizard, Yazigi, Microlins and Skill. The acquisition builds on Pearson's global presence in the delivery of English language training and on its schools "sistemas" business in Brazil. Pearson already has over 600,000 students learning English at more than 250 Pearson operated and more than 350 Pearson franchised centres around the world. In addition, Pearson has approximately 500,000 students in K12 sistemas schools in Brazil.

The acquisition supports Pearson's strategy of focusing investment in fast-growing economies, digital and services business, and education programmes that can deliver a greater and measurable impact on learning outcomes.

Pearson's efficacy review of Multi, completed as part of the acquisition due diligence, looked at Multi's application of evidence and data, its capacity to deliver improved learning outcomes, and other factors, and demonstrated that its schools have helped millions of students to acquire strong communicative English skills. Pearson believes that integrating its content, assessment, language schools and digital services into Grupo Multi's various offerings will enable Multi to provide an even more competitive, effective and comprehensive product offering to a wider range of students.

Brazil is one of the world's largest English Language Learning markets with the English Language Training market estimated to be worth £2bn (R$7bn) and a total of 2.8 million students enrolled across children, teenage and adult age groups. It is expected to grow rapidly supported by an expanding middle class population and greater coverage of the addressable market by franchise schools.

This growth is fuelled by the fact that English language fluency in Brazil is low by international standards. In addition, a shortage of English speakers in key sectors including tourism, transportation, and hospitality is considered to be one of Brazil's challenges as it prepares to host high-profile global events including the World Cup and the Olympics.

Pearson also expects the acquisition to support a more rapid deployment of its Wall Street English language schools in Brazil, to benefit from using Multi's products and services in its schools business and to create additional economies of scale in the region. Over time, Pearson also expects to apply some of Grupo Multi's programs focused on the emerging middle class in other markets across the globe.

John Fallon, chief executive of Pearson, said:

"Brazilians' appetite for learning English as a global language of business and trade shows every sign of continuing to grow rapidly as Brazil becomes a global player in commerce, travel and a host of other industries.

Over the past twenty five years, Grupo Multi has become the most respected English learning company in Brazil by offering high quality affordable English language learning that has made a real impact on the lives of its students. We intend to sustain and grow the business, helping many more young Brazilians to acquire the English language skills that will help them succeed in their careers."

The transaction is subject to a regulatory review that Pearson expects to be completed in the first half of 2014. In 2012, Grupo Multi generated operating profits of £42m (R$130m) and at 31 December 2012 had gross assets of £200m (R$667m). During 2014, Grupo Multi will be integrated into our Professional Line of Business and Growth geographic segment. In 2015, Pearson expects a full year contribution from Grupo Multi to enhance adjusted earnings per share and to generate a return on invested capital slightly above Pearson's weighted average cost of capital.

Morgan Stanley acted as financial adviser to Pearson on this transaction.

ENDS

For more information:
Simon Mays-Smith/ Charles Goldsmith                                               + 44 (0) 20 7010 2310

PEARSON plc

Date: 03 December 2013

By: /s/ STEPHEN JONES

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Stephen Jones
Deputy Secretary